Mail Stop 4561

March 20, 2009

Michael T. Kirshbaum
Chief Financial Officer
The Advisory Board Company
2445 M Street, NW
Washington, D.C. 20037

> **Re:** **The Advisory Board Company**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2008**
> **Filed May 30, 2008**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2008**
> **Filed November 10, 2008**
> **Definitive Proxy Statement**
> **Filed July 25, 2008**
> **File No. 000-33283**

Dear Mr. Kirshbaum:

We have reviewed your response letter dated March 2, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

1. We note your response to comment 5 in our letter dated February 3, 2009. However, we continue to note that target payout levels are "tied to qualitative and quantitative performance metrics." Your response also indicates that you compare actual performance with "expectations" for each person. Your CD&A should identify the quantitative measures considered for each person and explain how those measures compared to your "expectations" leading to the actual awards. Please also clarify when the "expectations" are determined and if they are adjusted throughout the year. For example, even if earnings per share and revenues are not tied to specific targets, your disclosure should still explain whether you considered the achieved measures as beneficial or detrimental to the bonus considerations applied to each NEO. Please confirm that you will provide this disclosure in future filings and tell us how you plan to comply.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,

Kevin Woody
Branch Chief